FORM U-6B-2/CERTIFICATE OF
                  NOTIFICATION under the Public Utility Holding
                    Company Act of 1935, as amended ("PUHCA")

     CST Green Power, L.P. ("CST"), a Delaware limited partnership and an indirect subsidiary of Cinergy Corp., a registered holding company ("Cinergy"), hereby affirms that it has borrowed the proceeds of the securities described below pursuant to an exemption under Section 6(a) of PUHCA:

1. Type of security: $25,000,000 Gulf Coast Industrial Development Authority ("GCIDA") exempt facilities industrial revenue bonds (the "Bonds"). CST borrowed the entire amount of this bond issue (interest on which is generally exempt from federal income tax by holders of the bonds) pursuant to a loan agreement with GCIDA and subject to a Trust Indenture for which The Bank of New York Trust Company, N.A. is the Trustee.

2.   Issue, renewal or guaranty: Issuance.

3.   Principal amount: $25,000,000.

4. Annual rate of interest: variable. The initial interest rate was 1.3% per annum, which is subject to change on a weekly basis.

5.   Date of issue: May 12, 2004.

6.   Date of maturity: May 1, 2039.

7. Acquirer of the Bonds: Goldman, Sachs & Co. The Bonds were sold by GCIDA to Goldman, Sachs & Co., as underwriter and remarketing agent for the Bonds.

8.   Collateral: the Bonds are secured by a Cinergy guaranty.

9. Net proceeds to CST: approximately $24,500,000, after payment of various costs of issuance, including the underwriter's discount.

10. Use of proceeds: to provide funds to CST for its investment in the construction of certain solid waste disposal and local district heating facilities at a cogeneration plant located in Galveston County, Texas, owned by South Houston Green Power, L.P., an indirect subsidiary of CST.

11.  Exemption claimed: Rule 52(b).


                                            CST Green Power, L.P.
                                             By: CST General, LLC,
                                             General Partner

                                            By: /s/Wendy L. Aumiller
                                                Wendy L. Aumiller
                                          Treasurer of CST General, LLC
Dated:  May 19, 2004